

INVEST IN **OAKLAND ROOTS AND SOUL SPORTS CLUB**

Oakland First, Always

LEAD INVESTOR ⌄

Dr. Akilah Cadet

Belonging is paramount to how I show up in life. The first time I went to the training facility to learn about the Oakland Roots and Soul I was immediately impressed with how "community" was first. Within minutes of meeting Edreece Arghandiwal, CMO and Cofounder, I gave feedback that was incorporated on the Soul crest and was asked to introduce the women's team to my community, Oakland. That day I made a commitment to support this organization any way I could. As a CEO of a company that works with startups to billion dollar companies around the world I have never seen purpose and community take action in every part of the business. The Oakland Sports Club actions and words match Yes, the Oakland Sports Club represents three teams, but it represents Oakland. It represents me, you, and them. Oakland Sports Club games and events are places WE all belong. I invested in Oakland, the Roots, the Soul, Project 510, our community, the people, social justice, The Town, our youth, the vendors, our culture, soccer clubs and BIPOC, LGBTQ+ and disabled folks. I invested in an organization that Oakland needs as much as we need them. Join me!

Invested $5,000 this round

oaklandrootssc.com   Oakland CA   🐦 in ▶ f 🖼 📡

Notable Angel   Ecommerce   B2C

Minority Founder Entertainment

Notable Investors



Marshawn Lynch

Super Bowl Champion



G-Eazy

Rapper and Producer



Josh Johnson

NFL Quarterback



Jean Quan

Former Mayor, City of Oakland, CA



Libby Schaaf

Former Mayor, City of Oakland, CA



Billie Joe Armstrong

Rock Star and Lead Singer of Green Day



Ruthie Bolton

Two time Olympic Gold Medalist and WNBA All-Star

Highlights

1. Oakland Roots & Soul Sports Club is the last, best hope for professional sports in Oakland.

2. First purpose driven pro soccer team in Oakland, CA.

3 "Coolest soccer team in the USA" (FourFourTwo Magazine) blending purpose, design, music, and sport.

4 Our teams win. Roots have reached playoffs every year. In Soul's debut season they reached playoffs.

5 Our game days mix Oakland culture, quality soccer, live music, local food, and passionate fans.

6 Diverse ownership group includes NFL legend Marshawn Lynch, global rap star G-Eazy and many others.

7 We're in USL, North America's biggest soccer league. Our games air on ESPN+, KTVU+, and TeleXitos.

8 Becoming an investor means you own equity and get to participate in our collective success.

Our Team



Lindsay Barenz President

One of the first female Presidents in the USL Championship, an entrepreneur, LGBTQ+ advocate, campaign manager, union organizer and lawyer who worked with the Obama Administration.



Edreece Arghandiwal Cofounder and Chief Marketing Officer

First-generation Afghan-American born in Oakland, raised in the Bay Area. Creative entrepreneur who blends big ideas with social purpose who studied at UC Davis and earned his MBA from Babson College.



Mike Geddes Cofounder and Chief Purpose Officer



The first Chief Purpose Officer in American pro sports, former BBC journalist with 20+ years in pro soccer as a reporter, non-profit executive, founder and CEO in Europe, Africa, and the Americas.



Jordan Ferrell   Technical Director

Jordan is from Stockton, CA and played his college soccer in the East Bay. He has coached at the youth, college, and pro levels. As Technical Director, Jordan is responsible for building our youth development programs with purpose at the heart.



Steven Aldrich   Chair

Former Chief Product Officer at GoDaddy, board member for multiple public and private companies, entrepreneur and small business champion, and part-time goalkeeper with a MBA from Stanford and BA from the University of North Carolina.



Akilah Cadet   Partner + Owner

Lives in and loves Oakland, known for dismantling white supremacy, Author, Producer Founder and CEO of Change Cadet, Forbes Next 1000 Entrepreneur with her work is behind some of the biggest brands you use everyday.

Become an owner of a new kind of sports team.

OAKLAND FIRST, ALWAYS

We believe a sports team should be deeply rooted in the community it represents.

We started Oakland Roots & Soul Sports Club to show that it's possible to build a successful, professional sports team around a higher purpose; *to harness the magic of Oakland and the power of sports as a force for social good.*

In just a few short years, we established Oakland Roots SC as one of the fastest-growing brands in American sport, dubbed 'coolest team in the USA' by iconic global soccer mag FourFourTwo and our merchandise has been worn by some of the world's most recognizable stars like Marshawn Lynch, Damian Lillard, G-Eazy, and Tom Holland.

Our purpose-driven approach, iconic design, and vibrant game day experience rooted in Oakland culture has created a new generation of diverse, passionate fans who have embraced the team as the future of Oakland sports. We submitted our proposal to build The Town's first dedicated pro soccer stadium and we are ready for the next exciting phase in our growth and we want YOU to be a part of it.

Oakland LOVES pro sports. Oakland DESERVES pro sports. This is our time.



In 2022 we launched 'Oakland Soul', a purpose-driven, women's soccer team competing in the national USL W League. As interest and investment in women's soccer explodes around the world, we're building on the deep, historical passion and talent in the Bay Area together with a commitment to create more opportunities for women and girls to create one of the most exciting products in the women's game.



Women's Soccer Brings the Soul Back to Oakland
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WOMEN'S SOCCER BRINGS THE SOUL BACK TO OAKLAND
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Being purpose-driven means we consider our purpose in everything we do - the people we hire, the values we hold dear, the commercial partnerships we enter into and how we think about our impact in the community.



#EarthDay 2023 with Oakland Roots and East Bay Community Energy
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We're about action, not promises. We have received national and global recognition for our pioneering work in anti-racism and gender equity and are the first US team to join the global 'Common Goal' movement led by some of the world's top soccer stars like Megan Rapinoe, Naomi Girma, and Jürgen Klopp.


Switch the Pitch | Common Goal Launches Coach Curriculum on Anti-...
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COMMON GOAL
SWITCH THE PITCH
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We're also investing in the future. Project 510 is our 'academy team', focused on developing local talent for a career in sports. After winning multiple division titles in our first year, in 2023 we saw a number of prospects sign academy contracts with the club and the first players move overseas to professional teams in the German Bundesliga.

We've come so far...but it's still just the beginning. We're about to enter the most exciting period of growth in our history, and your investment will help us further develop our talent, grow our fanbase and impact our community.

develop our talent, grow our fanbase and impact our community.



Timeline: We have come a long way, fam.



The idea is born to create the first, purpose-driven professional sports team in the USA. We form our Community Advisory Board, host our first public 'Town Hall" event, and, following an extensive community engagement process, unveil the Oakland Roots SC crest, which instantly becomes an iconic brand.





Oakland Roots SC debuts with its first four games in club history, investing hundreds of thousands of dollars to transform a local community college stadium into our first home. Every game is a sell-out, including our first-ever win against Mexico's Club Atlético Zacatepec.



The global pandemic shuts down all sports and public events, but WE DON'T STOP. We double-down on our commitment to the community, becoming the first team in the USA to join the global Common Goal movement and hosting the 'Justice Match,' focused on racial and gender equity. We also play in our first championship game in history, the NISA Championship final against Detroit City FC.



Oakland Roots SC joins the USL Championship, the largest professional soccer league in the USA, and makes the playoffs in our debut season. We launch our academy team, Project 510, focusing on developing the next generation of local talent. We gain global recognition for our work launching the Anti-Racist Project with Common Goal, and break the internet when NFL legend Marshawn Lynch joins the ownership group.



Oakland Roots takes over a training facility abandoned by the Oakland Raiders and turns it into one of the top soccer facilities in California. Our investment in youth pays off - Project 51O wins both the USL League Two and UPSL Division titles. We become founding members of 'Play Proud,' an initiative to create safe soccer spaces for the LGBTQ+ community. Another Oakland icon, rap star G-Eazy, joins the ownership group and. following another extensive community engagement process, we announce the crest for our women's team, 'Oakland Soul.'



Oakland Soul makes its long-awaited debut in front of nearly 6,000 passionate fans and reaches the playoffs in their first season in USL W League. Oakland Roots and Soul Sports Club formally **submit a proposal** to the City of Oakland and County of Alameda to build a 10,000-capacity stadium on the Malibu Lot in East Oakland as the home for men's and women's pro soccer in Oakland. Our investor group grows to 70 people from all walks of life and prepares to expand investor group grows to 70 people from all walks of life - and prepares to expand even further as we launch our first Community Investment Round.

What's next for the club.

The next decade's plan includes: growing our youth development program for the next generation of male and female talent; elevating Oakland Soul into the fully-professional USL Super League to create equity with the men's program, and; the completion of real estate projects including a training facility, a 10,000+ seat stadium and workforce housing.

The Lead Investor will represent those who invested in the Community Investment Round. An annual survey will be emailed to Investor to get feedback to share with the Board. The Lead Investor will attend a Board meeting at least annually to report Community Investment Round updates and will attend the Board meeting as needed.

You're buying equity in the hope that the value of the team will go up over time. As a professional sports team, it's very, very unlikely that we'll pay out dividends or have excess cash flow to distribute to investors. Why? Because we plan on reinvesting any extra cash into winning on the field, growing the brand, increasing our community impact, and improving the fan experience. Future returns, if any, will come from an increase in the value of the organization.

We believe the club's valuation has significant upside, driven by: the explosive growth of soccer in the United States, boosted by upcoming major events coming to our region like the Copa America (2024), FIFA Club World Cup (2025), FIFA Men's World Cup (2026) and potentially the FIFA Women's World Cup in 2027; the continued growth of the USL in terms of visibility and commercial success; rapid growth of women's soccer at the professional level; team revenue growth through increased ticket sales and sponsorships enabled by a larger gameday venue; the rollout of our player trading model; our brand's proven ability to connect sport and culture, and; the scarcity of quality, professional sports assets.

OAKLAND ROOTS AND SOUL SC VALUATION



OAKLAND ROOTS AND SOUL SC REVENUE



OAKLAND ROOTS AND SOUL SC ANNOUNCED ATTENDANCE



OAKLAND ROOTS AND SOUL SC SOCIAL FOLLOWERS





OAKLAND ROOTS AND SOUL SC DATABASE

Become an owner.

The time is now. Become an owner by finding the right level of investment or perks for you. At the 510 green level and higher you get the official OWNER shirt. Join us on this incredible journey of building a club for Oakland First, Always.

Información en español

PERKS

	$100 — $199	$200 — $509	$510 — $999	$1K — $2.49K	$2.5K — $4.9K	$5K — $9.9K	$10K — $25K	$25K+
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$510+